April 24, 2009

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re:   RIVERSOURCE LIFE INSURANCE COMPANY  ("DEPOSITOR")
         ON BEHALF OF  RIVERSOURCE MVA ACCOUNT ("REGISTRANT")

      POST-EFFECTIVE AMENDMENT NO. 4 ON FORM S-1 ("AMENDMENT NO. 4") FILE NO. 333-139776
            RiverSource(R) AccessChoice Select Variable AnnuitY RiverSource(R) Endeavor Select Variable Annuity RiverSource(R) FlexChoice Select Variable Annuity RiverSource(R) FlexChoice Variable Annuity
            RiverSource(R) Galaxy Premier Variable Annuity RiverSource(R) Innovations Select Variable Annuity RiverSource(R) Innovations Variable Annuity
            RiverSource(R) Innovations Classic Select Variable Annuity RiverSource(R) Innovations Classic Variable Annuity RiverSource(R) New Solutions Variable Annuity RiverSource(R) Pinnacle Variable Annuity
            RiverSource(R) Signature Select Variable Annuity RiverSource(R) SignatureVariable Annuity
            RiverSource(R) Signature One Select Variable Annuity RiverSource(R) Signature One Variable Annuity
            Evergreen Pathways(SM) Select Variable Annuity
            Evergreen Pathways(SM) Variable Annuity
            Evergreen New Solutions Select Variable Annuity
            Evergreen New Solutions Variable Annuity
            Wells Fargo Advantage(R) Select Variable Annuity
            Wells Fargo Advantage(R) Variable Annuity
            Wells Fargo Advantage(R) Builder Select Variable Annuity Wells Fargo Advantage(R) Builder Variable Annuity
            Wells Fargo Advantage Choice(SM) Select Variable Annuity Wells Fargo Advantage Choice(SM) Variable Annuity

Dear Commissioners:

Depositor has filed its Amendment No. 4 on Form S-1 on or about April 24, 2009. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on May 1, 2009.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Scott R. Plummer
    ---------------------------------
    Scott R. Plummer
    Chief Counsel
    RiverSource Distributors, Inc.